Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Ms. Erin E. Martin

January 21, 2015

VIA EDGAR

Re:

Mentor Capital, Inc.

Amendment No. 1 to Form 10-12G

Filed December 22, 2014

File No. 000-55323

Dear Ms. Martin

We address here, in the order presented, responses to the comments in your letter dated January 14, 2015.

General

1.

We note that you intend to invest in cannabis-related companies. Please provide us with a detailed analysis of whether you are subject to the Investment Company Act of 1940.  In your analysis, please discuss whether the company is an investment company under the Investment Company Act, including whether the company holds itself out as being engaged primarily in the business of investing securities.  Refer to Section 3(a)(1)(A) of the Investment Company Act. Please note that we may refer your response to the Division of Investment Management for further review.

The Company primarily intends to acquire cannabis-related companies.  It does not hold itself out as an investment company and has no intent to be an investment company. The Company holds out its primary focus as a business engaged in acquisitions for purposes of building more competitive companies. The Company does own stakes in a wide array of businesses across several different industries but, unlike a true investment company, it is not interested in simply holding and trading the securities of its  subsidiaries.  The Company acquires holdings in various companies with the intent of increasing the ownership interest towards 100%, adding to the subsidiary by related industry acquisitions that are folded under the primary acquisition, managing the operations of the target businesses and expanding their range of products and services. The Company has executed this same expanding acquisition formula in three other industries in the past.

The Company believes that it is not an investment company under the definition of Section 3(a)(1)(A) of the Investment Company Act of 1940 (the “Act”) because it falls under the Section 3(b)(1) exemption of the Act which provides that a person is not an investment company if it is “primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.”  The Company is not primarily engaged in the business of investing in securities; rather the Company’s general acquisition method is to purchase a majority stake in a target entity with the intent to manage and operate the new acquisition.  By doing so, the Company expands the range of products and services available under its business umbrella and allows it to shift its business focus to additional industries.  The newly acquired entities generally become wholly-owned subsidiaries of the Company.  The Company further provides management consulting and operations assistance to the new business after the acquisition.

Securities and Exchange Commission

Response to Comment Letter

January 21, 2015

_____________________________________

Further, the Company believes that it is not an investment company under the Act because it also does not satisfy the requirement of Section 3(a)(1)(C) of the Act which imparts investor company status on companies which are (i) holding themselves out as being “in the business of investing, reinvesting, owning, holding, or trading in securities” and (ii) the total value of its investment securities assets, on an unconsolidated basis, is less than forty percent of the total value of its assets.  As noted within its financial statements and throughout the From 10, approximately ninety percent (90%) of the Company’s total assets are assets and securities of its majority-owned subsidiaries.  Because the Company usually acquires a majority interest in the businesses that it targets, the Company has very few non-subsidiary issued securities within its holdings.

Moreover, because it is not an investment company under Section 3(a)(1)(A) of the Act, the Company also believes that it qualifies for the exemption provided by Rule 3a-1(a) of the Act.  This rule provides that, notwithstanding Section 3(a)(1)(C) of the Act, an issuer will not be deemed an investment company under the Act if no more than 45 percent of the value of the issuer’s total assets, on an unconsolidated basis, consists of, and no more than 45 percent of the issuer’s net income after taxes is derived from securities other than (i) securities issued by majority-owned subsidiaries of the issuer and (ii) securities issued by non-investment companies controlled primarily by the issuer through which the issuer engages in a business other than that of investing, reinvesting, owning, holding, or trading securities.  The Company’s holdings include only roughly ten percent (10%) of securities investments from non-majority-owned subsidiaries, namely GW Pharmaceutical, and Full Circle Capital which include stock investments of $4,800 and $1,430, respectively.

Based on the foregoing Sections and Rules of the Investment Company Act of 1940, the Company believes that it does not meet the requirements of an investment company under the Act and is not required to register or make disclosures as such.

2.

We note your Form 8-K filing on December 4, 2014 indicating that you have changed accountants.  Please provide the information required by Item 14 of Form 10.

The Company has amended Section 14 of the Amended Form 10 beginning on page 18 to address this concern.

Item 1.  Business, page 4

3.

We note your response to comment 4 in our letter dated December 15, 2014. Please expand upon your disclosure to describe the business of Waste Consolidators, Inc., GW Pharmaceutical and Full Circle Capital, and disaggregate the amount invested across your Cannabis Index.  Please also provide additional disclosure regarding the Cannabis index and how it is utilized in making your business decisions or advise.

The Company has amended Item 1 on page 4 of the Amended Form 10 to address this comment.

4.

We note your disclosure of three probable acquisitions. Please tell us how you determined you are not required to include audited financial statements of these probable acquisitions in accordance with Rule 8-04 of Regulation S-X.

The Company has determined that the audited financial statements of the three acquisitions briefly mentioned in its Form 10 are not required to be disclosed because the Company is still evaluating the relationship and it is unknown whether an acquisition would actually occur.  Rule 8-04 of Reg S-X requires a Company to disclose the audited financial statements of an acquired business “[if] a business combination has occurred or is probable”.  The Company is still in the analysis stage and has not made a decision about whether it will pursue a business combination or not.  Item 1 of the Form 10 has been amended on page 4 to clarify that the evaluation analysis is ongoing.

Securities and Exchange Commission

Response to Comment Letter

January 21, 2015

_____________________________________

Item 1A. Risk Factors, page 6

5.

We also note your disclosure that you intend to always engage in strictly legal activities, but you may not have control over the companies with whom you do business.  We also note your disclosure on page 4 that your general business operations are intended to provide management consultation and headquarters functions for your majority owned portfolio and that such holdings include cannabis-related entities.  Please reconcile these disclosures and clarify in your risk factors section the risks to you from engaging in this business, including possible law enforcement consequences under federal and state laws.

The Company has updated the risk factor on page 6 of the Amended Form 10 and the description of the general business operations on page 3 of the Amended Form 10 to address these concerns.

Certain Relationships and Related Transactions, and Director Independence, page 17

6.

We note your revision in response to comment 16 in our letter dated December 15, 2014 that Messrs. Billingsley, Shaul, and Blazeck are officers and directors of the Company. We also note your disclosure that with the exception of Mr. Billingsley, all directors are independent directors under NASDAQ Marketplace Rule 4200(a)(15). Please reconcile these disclosures in light of NASDAQ Marketplace Rule 4200(a)(15)(A) or advise.

While Messrs. Shaul and Blazeck are officers of the Company neither are employees of the Company nor do either Messrs. Shaul or Blazeck meet the definition of “executive officer” as promulgated under the NASDAQ Rules.  The NASDAQ Rules uses the same definition of “executive officer” as is found in Rule 16a-1(f) of the Securities Exchange Act which defines an “officer” as “an issuer’s president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer.”  Mr. Shaul is the Treasurer of the Company but is not the principal financial or accounting officer of the Company.  Mr. Blazeck is the Secretary of the Company.  Neither Mr. Shaul nor Mr. Blazeck have any policy-making authority or function with the Company and, as such, are not considered officers under the Securities Exchange Act.  Therefore, both Messrs. Shaul and Blazeck are independent directors of the Company per NASDAQ Marketplace Rule 4200(a)(15).

* * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission.  The Company acknowledges that Staff comments or changes made in response to Staff comments do not foreclose the Commission from taking any action regarding the Company’s filings.  The Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Response to Comment Letter

January 21, 2015

_____________________________________

Thank you for your consideration of our responses to your Comment Letter.  We sincerely hope that the Staff views our responses as complete and would very much appreciate the Staff contact us to inform us if any further information is required in connection with its review.

If you have any questions, or if we can be of further assistance to you in the review process, please call me at (760) 788-4700.

Sincerely yours,

Mentor Capital, Inc.

By:  /Chester Billingsley/

Print Name:  Chester Billingsley

Title:  Chief Executive Officer

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